Filed pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company:

Janus Investment Fund

Commission File No. 002-34393

[Janus Letterhead]

December 15, 2016

Dear Valued Client,

We are writing to inform you that Janus Capital has proposed merging INTECH U.S. Core Fund into INTECH U.S. Managed Volatility Fund based largely on seeking to provide a stronger investment approach for clients while streamlining the large cap offerings available to investors.

Janus Capital believes the proposed merger is in the best interest of shareholders and may provide clients a smoother path toward long-term capital appreciation. The managed volatility approach seeks alpha during normal market environments and aims to reduce downside risk during periods of market crisis. The merger of the two funds creates a more streamlined suite of funds offered by our subsidiary INTECH Investment Management LLC, all now focused on a managed volatility approach.

If approved by shareholders, the merger would take place on or about April 28, 2017.

We thank you for the trust you put in Janus. You can be assured that our priority is on investment execution and delivering the highest level of service.

Best regards,

/s/ Bruce Koepfgen

Bruce Koepfgen

President, Janus Capital Group

Please consider the charges, risks, expenses and investment objectives carefully before investing. For a prospectus or, if available, a summary prospectus containing this and other information, please call Janus at 877.33JANUS (52687) or download the file from janus.com/info. Read it carefully before you invest or send money.

Investing involves risk, including the possible loss of principal and fluctuation of value. There is no assurance the stated objective(s) will be met.

Additional Information

In connection with the proposed transaction, the Acquiring Fund plans to file with the SEC and mail to its shareholders a proxy statement on Schedule 14A (the “Proxy Statement”), and plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”), which will contain a Proxy Statement/Prospectus (the “Proxy Statement/Prospectus”) that will be mailed to shareholders of the Target Fund.

The Proxy Statement and the Registration Statement will each contain important information about the Target Fund and the Acquiring Fund (the “Funds”), the proposed transaction and related matters. Fund shareholders are urged to read the Proxy Statement and Proxy Statement/Prospectus and other documents filed with the SEC carefully and in their entirety when they become available because these documents will contain important information about the Funds, the transaction and the matters being submitted to shareholders. Shareholders should consider the investment objectives, risks, charges and expenses of the Funds carefully. The Proxy Statement/Prospectus will contain this and other important information.

The Funds and their respective trustees, officers, other members of their management may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the Funds’ trustees and officers is available in their currently effective prospectuses and statements of additional information, as supplemented through the date hereof. Additional information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Proxy Statement and the Registration Statement when such documents become available.

This letter is not intended to, and does not, constitute an offer to purchase or sell shares of the Funds; nor is this letter intended to solicit a proxy from any shareholder of the Funds. The solicitation of proxies will only be made pursuant to the final Proxy Statement or Proxy Statement/Prospectus. The Registration Statement has yet to be filed with the Securities and Exchange Commission (“SEC”). After the Registration Statement is filed with the SEC, it may be amended or withdrawn and the Joint Proxy Statement/Prospectus will not be distributed to shareholders unless and until the Registration Statement becomes effective.

Shareholders may obtain free copies of the Registration Statement and Proxy Statement and other documents (when they become available) filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies of the Proxy Statement and Proxy Statement/Prospectus and other documents filed with the SEC may also be obtained after such documents become available by calling 1-877-335-2687 (or 1-800-525-3713 if you hold Class D Shares).